Form 51-102F3

Material Change Report

1.	Name and Address of Company

B2Gold Corp.
Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1

2.	Date of Material Change

September 18, 2012

3.	News Release

News release was issued on September 19, 2012 through Marketwire and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change

On September 18, 2012, B2Gold Corp. (“B2Gold” or the “Company”) and CGA Mining Limited (“CGA”) entered into a definitive merger implementation agreement (“Merger Agreement”) pursuant to which B2Gold agreed to acquire all of the issued and outstanding securities of CGA.

5.	Full Description of Material Change

On September 18, 2012, B2Gold and CGA entered into the Merger Agreement, the terms of which provide that CGA shareholders will receive 0.74 B2Gold common shares for each existing CGA ordinary share held. B2Gold will also acquire all of the outstanding CGA stock options (the “CGA Options”) and issue B2Gold shares as consideration for the cancellation of the options based on the in the money amount of such CGA options and the closing price of the CGA shares on September 17, 2012 (the “ Option Consideration”).

The parties expect that the transaction will be structured as an acquisition of ordinary shares of CGA by way of a scheme of arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and CGA shareholders will own approximately 62% and 38%, respectively, of the B2Gold common shares.

There are currently 337,865,726 ordinary shares of CGA issued and outstanding and B2Gold expects to issue an aggregate of up to 250,020,637 common shares in connection with the Scheme. In addition, it is expected that the acquisition of the CGA Options will result in the issuance of approximately 2.07 million B2Gold common shares.

The B2Gold Board of Directors has determined that the proposed transaction is in the best interests of the B2Gold shareholders based on a number of factors, including advice received from Canaccord Genuity Corp., B2Gold’s financial advisor, that the consideration to be offered is fair, from a financial point of view, to the shareholders of B2Gold. The Board unanimously recommends that B2Gold shareholders vote in favour of the resolution to approve the issuance of shares pursuant to the Scheme and the Option Consideration. On the same basis, each director of B2Gold intends to vote all B2Gold shares over which he or she has control in favour of the issuance of shares pursuant to the Scheme and any other Scheme related matters at a meeting of B2Gold shareholders to be convened later in 2012.

The CGA Board of Directors has determined that the proposed transaction is in the best interests of the CGA shareholders based on a number of factors, including financial advice received from its financial advisor (in the absence of a superior proposal for CGA and subject to an Independent Expert opining that the Scheme is in the best interests of CGA shareholders). The Board unanimously recommends that CGA shareholders vote in favour of the proposed Scheme, in the absence of a superior proposal for CGA and subject to an Independent Expert opining that the Scheme is in the best interests of CGA shareholders. On the same basis, each director of CGA intends to vote all CGA shares over which they control in favour of the Scheme and any other scheme related matters at a meeting of CGA shareholders to be convened later in 2012.

The Scheme is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions. Regulatory approvals include approval by the Australian Foreign Investment Review Board, and Australian Stock Exchange and Toronto Stock Exchange approvals in respect of the issue of new B2Gold common shares under the Scheme and as the Option Consideration.

A B2Gold management information circular that outlines the terms of the Scheme, the fairness opinion of B2Gold’s financial advisor and the reasons for the B2Gold Directors’ recommendations will be circulated to all B2Gold shareholders. A special meeting of B2Gold shareholders to consider the B2Gold common shares being issued in connection with the Scheme is expected to be held later in 2012. The Scheme is conditional upon B2Gold shareholders approving the issuance of B2Gold shares that will be issued in connection with the Scheme and the cancellation of the CGA options by a simple majority of the B2Gold shares that are voted at a shareholder meeting to be held in reasonable proximity to the time of the CGA shareholder meeting.

A Scheme Booklet setting out the terms of the Scheme, Independent Expert’s Report and the reasons for the CGA Directors’ recommendations is expected to be circulated to all CGA shareholders. A meeting of CGA shareholders to consider the Scheme is expected to be held later in 2012 and the Scheme is expected to be implemented shortly thereafter. The Scheme is conditional upon approval by 75% of the number of votes cast, and 50% of the number of CGA shareholders present and voting, at the meeting of CGA shareholders.

The Merger Agreement also contains customary and reciprocal deal protection mechanisms, including no shop and no talk provisions, matching and notification rights in the event of a competing proposal and a mutual reimbursement fee payable by B2Gold or CGA in specified circumstances.

The Merger Agreement is available under B2Gold’s profile on SEDAR at www.sedar.com

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51- 102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Roger Richer
Executive Vice President, General Counsel and Secretary

Telephone: (604) 681-8371 Facsimile: (604) 681- 6209

9.	Date of Report

September 20, 2012.